United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 26, 2004

Hercules Incorporated
(Exact name of registrant as specified in its charter)

Delaware	001-00496	51-0023450
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Hercules Plaza
1313 North Market Street
Wilmington, Delaware 19894-0001
(Address of principal executive offices) (Zip Code)

(302) 594-5000
(Registrant's telephone number, including area code)

Item 5.   Other Events and Regulation FD Disclosure

On January 26, 2004, the Company announced that it has signed a definitive agreement to sell its minority stake in CP Kelco ApS to J. M. Huber Corporation. The transaction, which is subject to certain regulatory approval, is expected to close during the first quarter of 2004. A copy of the press release is attached hereto as an Exhibit.

c.   Exhibits.

        99.1   Press Release of Hercules Incorporated dated January 26, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

January 26, 2004

By: **HERCULES INCORPORATED**

/s/ Fred G. Aanonsen

Fred G. Aanonsen
Vice President and Controller

EXHIBIT INDEX

Number	Exhibit
99.1	Press Release of Hercules Incorporated dated January 26, 2004.